2004-2005 Saskatchewan 3rd Quarter Financial Report

The Hon. Harry Van Mulligen Minister of Finance	General Revenue Fund Update

3rd Quarter Financial Report
General Revenue Fund Update

FINANCIAL OVERVIEW

To the end of the third quarter of 2004-05, the General Revenue Fund (GRF) balance before Fiscal Stabilization Fund (FSF) transfer is forecast to be up $31.7 million from Mid-Year. The transfer to the FSF is up $31.7 million, yielding a $289.3 million surplus, unchanged from Mid-Year.

Total revenue is forecast to be $7,519.5 million, up $113.1 million from Mid-Year.

Operating expense is forecast to be $6,398.4 million, up $81.4 million from Mid-Year.

Debt servicing costs are forecast to be $590.0 million, unchanged from Mid-Year.

The Fiscal Stabilization Fund balance is forecast to be $607.8 million at the end of 2004-05. This forecast reflects the $366.0 million FSF balance at the end of 2003-04 being increased by the 2004-05 third quarter forecast deposit of $241.8 million.

Debt is forecast to be $11.1 billion – a decrease of $57.3 million from Mid-Year.

Government debt is forecast to be $7.6 billion, down $31.7 million from Mid-Year.

Crown corporation debt is forecast to be $3.5 billion – a decrease of $25.6 million from Mid-Year.

2004-05 GRF Financial Summary
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate*	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$6,590.5	$7,406.4	$7,519.5	$929.0	$113.1
Operating Expense	6,147.5	6,317.0	6,398.4	250.9	81.4
Operating Surplus	443.0	1,089.4	1,121.1	678.1	31.7
Debt Servicing	614.0	590.0	590.0	(24.0)	--
Pre-FSF Balance	(171.0)	499.4	531.1	702.1	31.7
FSF Transfer	171.1	(210.1)	(241.8)	(412.9)	(31.7)
Surplus	$0.1	$289.3	$289.3	$289.2	$0.0

* As a result of the Further Estimates, $13.0 million was added to the original Budget Estimate for both Operating Expense and the FSF Transfer.

3rd Quarter Financial Report/GRF Update	1

REVENUE UPDATE

To the end of the third quarter, provincial revenue is forecast to be $7,519.5 million, up $113.1 million from Mid-Year.

Revenue Reconciliation (millions of dollars)
Mid-Year Projection	$7,406.4
Own-Source Revenue Changes
CIC Dividend	+75.0
Potash	+40.5
Individual Income Tax	+16.7
Oil	-23.7
Other	-0.8
Total Own-Source Change	+107.7
Federal Transfers Change	+5.4
Total Change	+113.1

3rd Quarter Forecast	$7,519.5

Own-source revenue is forecast to be $5,966.1 million, up $107.7 million from Mid-Year, primarily due to a $75.0 million increase in the dividend from Crown Investments Corporation (CIC).

The GRF dividend from CIC is forecast to be $268.0 million – an increase of $75.0 million from the Mid-Year projection. The increase is due to an improvement in CIC’s 2004 financial results. The additional $75.0 million is being allocated to provide assistance to farmers through the full funding of the Canadian Agricultural Income Stabilization (CAIS) program.

Potash revenue is forecast to be $248.6 million – an increase of $40.5 million from Mid-Year – primarily due to an increase in forecast prices and sales volumes, partially offset by increased production costs.

Individual Income Tax revenue is forecast to be $1,327.0 million, an increase of $16.7 million from Mid-Year. The increase is due to higher-than-expected assessment results for the 2003 taxation year.

Oil revenue is forecast to be $846.9 million – a decrease of $23.7 million from Mid-Year. Although the forecast for West Texas Intermediate (WTI) has increased from $40.05 U.S. per barrel at Mid-Year to the current forecast of $43.12 U.S. per barrel, almost 50 per cent of Saskatchewan’s oil is “heavy” and this oil commands a lower price than light sweet crude oil. Since Mid-Year, the difference between the average price forecasts of light and heavy oil has increased to the current outlook of about $14.00 U.S. per barrel. In addition, the impact of a higher U.S.-Canada exchange rate since Mid-Year has decreased oil revenue. Oil production levels are slightly higher since Mid-Year.

Transfers from the federal government are forecast to be $1,553.4 million, an increase of $5.4 million from Mid-Year.

  Equalization-related payments are forecast to be $581.6 million, unchanged from Mid-Year.

  Other net changes in federal transfers total $5.4 million.

2	3rd Quarter Financial Report/GRF Update

EXPENSE UPDATE

To the end of the third quarter, provincial expense is forecast to be $6,988.4 million, up $81.4 million from Mid-Year.

The increase from Mid-Year is due mainly to the following changes.

  Agriculture, Food and Rural Revitalization is forecast to be up $101.1 million primarily to provide farmers with incremental benefits with respect to the CAIS program. The benefit for farmers will total $210.0 million under the CAIS program in 2004-05. The increase is partially offset by savings in both the Bovine Spongiform Encephalopathy program and Crop Insurance, generated by lower-than-budgeted participation in these programs.

  Teachers' Pensions and Benefits is forecast to be $14.0 million above Mid-Year reflecting changes in the projected number of teachers retiring.

  Saskatchewan Property Management Corporation is forecast to be $7.0 million above Mid-Year due to a cash purchase of vehicles as opposed to leasing.

  Culture, Youth and Recreation is forecast to be $5.1 million above Mid-Year primarily reflecting increased film production activity which has resulted in higher utilization of the Film Employment Tax Credit program.

  Public Service Pensions and Benefits is forecast to be $4.5 million above Mid-Year due to higher employee benefit costs.

  Highways and Transportation is forecast to be $4.1 million above Mid-Year primarily reflecting an increase in the winter snow and ice control program.

The increases are partially offset by a forecast decrease of $55.1 million in Learning as education property tax relief will be expensed beginning in 2005-06 instead of 2004-05.

Servicing government debt is forecast to be $590.0 million, unchanged from Mid-Year.

Expense Reconciliation (millions of dollars)
Mid-Year Projection	$6,907.0
Operating Expense Changes
Agriculture, Food and Rural
Revitalization	+101.1
Teachers’ Pensions and Benefits	+14.0
Saskatchewan Property
Management Corporation	+7.0
Culture, Youth and Recreation	+5.1
Public Service Pensions
and Benefits	+4.5
Highways and Transportation	+4.1
Learning	-55.1
Other net changes	+0.7
Total Operating Expense
Change	+81.4

3rd Quarter Forecast	$6,988.4

3rd Quarter Financial Report/GRF Update	3

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

  Gross Debt - the amount of money owed to lenders; less,

  Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

  Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Debt of the GRF at March 31, 2005 is currently forecast to be $11.1 billion. This is $57.3 million lower than the projection in the Mid-Year Report and $710.1 million lower than the 2004-05 Budget estimate.

Government debt at March 31, 2005 is currently forecast to be $31.7 million lower than projected in the Mid-Year Report and $747.5 million lower than the Budget estimate.

Government Debt Reconciliation (millions of dollars)
Budget Estimate	$8,356.9
Higher GRF surplus	-289.2
Deposit to the FSF	-381.2
Lower working capital
requirements	-30.6
Lower value of U.S. Dollar
denominated debt
(76.31 cents to 79.12 cents)	-14.8
Mid-Year Projection	7,641.1
Deposit to the FSF	-31.7
3rd Quarter Forecast	$7,609.4

Crown corporation debt is forecast to be $3.5 billion at March 31, 2005. This is a decrease of $25.6 million from the Mid-Year Report but $37.4 million higher than the Budget estimate.

Debt Summary
	Budget	Mid-Year	3rd Quarter	Change from
As at March 31	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Crown Corporation Debt	$3,446.7	$3,509.7	$3,484.1	$37.4	$(25.6)
Government Debt	8,356.9	7,641.1	7,609.4	(747.5)	(31.7)
Total Debt	$11,803.6	$11,150.8	$11,093.5	$(710.1)	$(57.3)

4	3rd Quarter Financial Report/GRF Update

2004-05 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Corporation Capital	$357,300	$367,300	$367,300	$10,000	$--
Corporation Income	249,800	267,000	257,700	7,900	(9,300)
Fuel	363,100	363,100	363,100	--	--
Individual Income	1,292,200	1,310,300	1,327,000	34,800	16,700
Sales	1,016,700	991,700	991,700	(25,000)	--
Tobacco	184,200	184,200	182,000	(2,200)	(2,200)
Other	80,600	82,600	82,600	2,000	--
Taxes	$3,543,900	$3,566,200	$3,571,400	$27,500	$5,200
Natural Gas	$138,400	$219,200	$212,300	$73,900	$(6,900)
Oil	400,800	870,600	846,900	446,100	(23,700)
Potash	125,200	208,100	248,600	123,400	40,500
Other	43,000	49,800	49,600	6,600	(200)
Non-Renewable Resources	$707,400	$1,347,700	$1,357,400	$650,000	$9,700
Crown Investments Corporation of Saskatchewan	$250,000	$193,000	$268,000	$18,000	$75,000
Saskatchewan Liquor and Gaming Authority	365,400	342,400	348,000	(17,400)	5,600
Other Enterprises and Funds	48,700	49,000	49,300	600	300
Transfers from Crown Entities	$664,100	$584,400	$665,300	$1,200	$80,900
Fines, Forfeits and Penalties	$11,700	$10,200	$10,900	$(800)	$700
Interest, Premium, Discount and Exchange	47,600	45,000	53,100	5,500	8,100
Motor Vehicle Fees	127,100	124,000	124,000	(3,100)	--
Other Licences and Permits	44,800	56,400	54,500	9,700	(1,900)
Sales, Services and Service Fees	84,500	85,500	83,200	(1,300)	(2,300)
Transfers from Other Governments	15,700	16,400	16,600	900	200
Other	18,000	22,600	29,700	11,700	7,100
Other Revenue	$349,400	$360,100	$372,000	$22,600	$11,900
Own-Source Revenue	$5,264,800	$5,858,400	$5,966,100	$701,300	$107,700
Canada Health Transfer	$419,400	$469,900	$472,500	$53,100	$2,600
Canada Social Transfer	259,300	261,800	263,500	4,200	1,700
Health Reform Transfer	46,700	46,700	46,900	200	200
Equalization Payments	322,500	461,600	461,600	139,100	--
Equalization One-Time Payment	120,000	120,000	120,000	--	--
Other	157,800	188,000	188,900	31,100	900
Transfers from the Government of Canada	$1,325,700	$1,548,000	$1,553,400	$227,700	$5,400
Revenue	$6,590,500	$7,406,400	$7,519,500	$929,000	$113,100

3rd Quarter Financial Report/GRF Update	5

2004-05 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate[1]	Projection	Forecast	Budget	Mid-Year

	(thousands of dollars)
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$264,349	$304,649	$405,719	$141,370	$101,070
Community Resources and Employment	602,766	602,766	602,766	--	--
Corrections and Public Safety	118,887	119,883	119,883	996	--
Culture, Youth and Recreation	42,161	51,688	56,783	14,622	5,095
Environment	161,671	137,697	137,697	(23,974)	--
Executive Council	7,362	7,362	7,733	371	371
Finance	37,393	37,393	37,393	--	--
- Public Service Pensions and Benefits	204,263	204,263	208,803	4,540	4,540
Government Relations and Aboriginal Affairs[2]	195,108	195,108	195,559	451	451
Health	2,700,416	2,770,716	2,770,716	70,300	--
Highways and Transportation	252,285	253,885	258,005	5,720	4,120
Industry and Resources	61,194	73,194	73,194	12,000	--
Information Technology Office	2,609	4,324	4,324	1,715	--
Justice	199,907	200,992	200,992	1,085	--
Labour	14,201	14,201	14,201	--	--
Learning	1,097,140	1,152,190	1,097,140	--	(55,050)
- Teachers' Pensions and Benefits	119,123	119,123	133,123	14,000	14,000
Northern Affairs	5,232	5,595	5,595	363	--
Public Service Commission	8,351	8,351	8,351	--	--
Sask. Property Management Corporation	16,808	17,278	24,278	7,470	7,000
Saskatchewan Research Council	7,779	7,779	7,779	--	--
Legislative Branch of Government
Chief Electoral Officer	761	761	761	--	--
Conflict of Interest Commissioner	122	122	122	--	--
Information and Privacy Commissioner	387	387	387	--	--
Legislative Assembly	18,772	18,831	18,624	(148)	(207)
Ombudsman and Children's Advocate	2,731	2,731	2,731	--	--
Provincial Auditor	5,755	5,755	5,755	--	--
Operating Expense	$6,147,533	$6,317,024	$6,398,414	$250,881	$81,390
Servicing Government Debt	614,000	590,000	590,000	(24,000)	--
Expense	$6,761,533	$6,907,024	$6,988,414	$226,881	$81,390

1 As a result of the Further Estimates, $13.0 million was added to the original Budget Estimate for Health.
2 Government Relations and Aboriginal Affairs reflects approved funding for the Department of Government Relations and the Department of First Nations and Metis Relations.

6	3rd Quarter Financial Report/GRF Update

2004-05 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt As at March 31, 2005
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Crown Corporation Debt
Crown Investments Corporation of Saskatchewan	$32,800	$--	$--	$(32,800)	$--
Education Infrastructure Financing Corporation	3,386	--	--	(3,386)	--
Information Services Corporation of Saskatchewan	52,680	51,880	48,980	(3,700)	(2,900)
Investment Saskatchewan Inc.	14,988	14,988	14,988	--	--
Municipal Financing Corporation of Saskatchewan	14,947	14,947	11,947	(3,000)	(3,000)
Saskatchewan Crop Insurance Corporation	165,000	216,000	215,000	50,000	(1,000)
Saskatchewan Housing Corporation	79,167	79,234	79,184	17	(50)
Saskatchewan Power Corporation	1,892,154	2,032,472	2,009,409	117,255	(23,063)
Saskatchewan Property Management Corporation	3,326	3,331	3,308	(18)	(23)
Saskatchewan Telecommunications Holding Corporation	386,980	353,492	354,315	(32,665)	823
Saskatchewan Water Corporation	60,772	57,954	56,187	(4,585)	(1,767)
SaskEnergy Incorporated	735,456	684,908	690,276	(45,180)	5,368
Crown Corporation Debt	$3,441,656	$3,509,206	$3,483,594	$41,938	$(25,612)
Government Debt	8,285,865	7,571,224	7,539,519	(746,346)	(31,705)
Debt	$11,727,521	$11,080,430	$11,023,113	$(704,408)	$(57,317)
Guaranteed Debt	76,123	70,386	70,405	(5,718)	19
Debt plus Guaranteed Debt	$11,803,644	$11,150,816	$11,093,518	$(710,126)	$(57,298)

Crown Corporation Gross Debt	$3,687,635	$3,748,270	$3,722,370	$34,735	$(25,900)
Crown Corporation Sinking Funds	(245,979)	(239,064)	(238,776)	7,203	288
	$3,441,656	$3,509,206	$3,483,594	$41,938	$(25,612)
Crown Corporation Guaranteed Debt	5,132	532	525	(4,607)	(7)
Crown Corporation Debt plus Guaranteed Debt	$3,446,788	$3,509,738	$3,484,119	$37,331	$(25,619)
Government Gross Debt	$9,009,922	$8,276,300	$8,248,574	$(761,348)	$(27,726)
Government Sinking Funds	(724,057)	(705,076)	(709,055)	15,002	(3,979)
	$8,285,865	$7,571,224	$7,539,519	$(746,346)	$(31,705)
Government Guaranteed Debt	70,991	69,854	69,880	(1,111)	26
Government Debt plus Guaranteed Debt	$8,356,856	$7,641,078	$7,609,399	$(747,457)	$(31,679)
Debt plus Guaranteed Debt	$11,803,644	$11,150,816	$11,093,518	$(710,126)	$(57,298)

3rd Quarter Financial Report/GRF Update	7

APPENDIX 1
MID-YEAR INITIATIVES
UPDATE

At Mid-Year, it was reported that the Government’s financial position had improved by $899.2 million. The improvement was extraordinary and was related to one-time circumstances. As a result, the “windfall” is being allocated primarily to one-time initiatives that will impact the current 2004-05 fiscal year and the next three years. The commitments are as follows:

  $54.1 million in 2004-05 to offset a reduced CIC dividend that funds the utility bundle commitment;

  $110.1 million to address education property tax relief;

  $66.0 million in 2004-05 as a result of funding from the First Ministers' September 2004 meeting used for capital equipment and infrastructure replacement as well as initiatives to reduce surgical backlogs, expand diagnostic capacity, retain health care providers and implement health system quality improvements;

  $80.0 million over three years for third-party capital and infrastructure, $43.0 million will be allocated to municipal infrastructure and the remainder towards Learning capital;

  funding for the Province's share of the national strategy for Bovine Spongiform Encephalopathy (BSE);

  $110.0 million over four years for government-owned capital, including replacing the 1913 section of the Regina jail, replacement of the provincial lab building and beginning forest fire fighting fleet renewal;

  $13.6 million allocated in 2004-05 for the Province's share of the northern uranium mine clean-up and transformation funding for the Information Technology Office;

  $75.0 million over three years starting in 2005-06 to protect the spending base due to short-term revenue reductions as a result of the province-wide smoking ban;

  $178.1 million retained in the Fiscal Stabilization Fund; and,

  $179.3 million allocated for permanent debt reduction.

The following table illustrates how the additional resources will be allocated in the current year and over the next three years and the commitments that will be funded through the FSF.

8	3rd Quarter Financial Report/GRF Update

Mid-Year Initiatives
		2005-06 to	4-Year	Funded from
	2004-05	2007-08	Costs	the FSF
	(millions of dollars)
Utility Bundle Commitment	$54.1	$--	$54.1	$--
Property Tax Relief	--	110.1	110.1	110.1
2004-05 Spending*	112.6	--	112.6	--
Third-Party Capital	--	80.0	80.0	80.0
Government-Owned Capital	3.5	106.5	110.0	--
Smoking Ban Impact	--	75.0	75.0	75.0
Retained in Fiscal Stabilization Fund	--	178.1	178.1	178.1
Permanent Debt Reduction	179.3	--	179.3	--
Total	$349.5	$549.7	$899.2	$443.2

* Includes additional BSE compensation, health capital equipment and infrastructure, and other 2004-05 spending.

At Mid-Year, the Fiscal Stabilization Fund was forecast to have a balance of $64.4 million at the end of 2007-08. Changes in planned FSF transactions since Mid-Year total $30.3 million, bringing the expected balance in the FSF at the end of 2007-08 to $34.1 million.

Fiscal Stabilization Fund Transfers
2004-05 Q3 Outlook

(millions of dollars)

Mid-Year Closing Balance	$576.1
Property Tax Relief	55.1
Maintain 2004-05 Surplus	(23.4)
3rd Quarter Closing Balance	$607.8
Future Allocations of 2004-05 "Windfall"
Property Tax Relief	110.1
Third-party Capital	80.0
Smoking Ban Impact	75.0
Retained in the Fiscal Stabilization Fund	178.1
Balance before Planned 2005-06 Transfer	164.6
Planned 2005-06 Transfer	130.5
Balance Remaining in 2007-08	$34.1

3rd Quarter Financial Report/GRF Update	9